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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67873

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

New Century Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1510 11th Street, Suite 207
(No. and Street)

Santa Monica, CA 90401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salter (310) 356-4641
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name - if individual, state last, first, middle name)

11300 West Olympic Blvd, Ste 875, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/4/15

3/9/15

OATH OR AFFIRMATION

I, Mark Salter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of New Century Capital Partners, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Mark Salter, President

See Attachment
Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- (x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Table of Contents

		PAGE
SEC FORM -17A-5		1-3
Report of Independent Registered Public Accountant		4-5
Statement of Financial Condition		6
Statement of Income		7
Statement of Changes in Stockholders' Equity		8
Statement of Cash Flows		9
Notes to Financial Statements		10-13
Supplementary Information		
Schedule I	Statement of Net Capital	14-15
Schedule II	Determination of Reserve Requirements	16
Schedule III	Information Relating to Possession or Control	17
Schedule IV	SIPC Form 7	18-19
	Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	20-21
Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Report of Independent Registered Public Accounting Firm		22-23

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 17th day of Feb, 2015 by
(1) Mark Jack Salter
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

ROSA HIDALGO
Commission # 2065131
Notary Public - California
Los Angeles County
My Comm. Expires Apr 20, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: ______

Number of Pages: 2 Signer(s) Other Than Named Above: ______

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

I have audited the accompanying statement of financial condition of New Century Capital Partners, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of New Century Capital Partners, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Century Capital Partners, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7) has been subjected to audit procedures performed in conjunction with the audit of New Century Capital Partners, Inc.'s financial statements. The supplemental information is the responsibility of New Century Capital Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 102,234
Accounts Receivable	38,096
Prepaid Expenses	13,291
Equipment (net of accumulated depreciation, $126,236)	6,850
Security Deposit – rent	2,600
Total Assets	$ 163,071

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$ 8,867
Accrued Pension	120,000
Credit Card Payable	15,386
Total Liabilities	144,253
Shareholder's Equity	
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	954,596
Retained deficit	(940,778)
Total Shareholder's Equity	18,818
Total Liabilities and Shareholder's Equity	$ 163,071

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Income
For the Year Ended December 31, 2014

Revenue	
Strategic Advisory	$ 5,924,970
Financial Advisory	62,000
Total Revenues	5,986,970
Expenses	
Advertising	6,846
Auto	6,171
Charitable contributions	30,500
Conference & study material	8,954
Consulting	5,196,192
Database research	20,608
Depreciation	4,449
Dues	1,133
Insurance	28,354
Licenses and permits	43,152
Miscellaneous	17,346
Office expense and supplies	21,186
Parking	1,483
Payroll taxes	17,786
Pension	120,000
Postage & delivery	847
Professional fees	36,713
Regulatory fees	18,678
Rent	33,600
Telephone	12,914
Travel & entertainment	41,807
Wages	239,752
Total Expenses	5,908,471
Income Before Taxes	78,499
State Income Tax (Benefit)	(5,200)
Net Income	$ 83,699

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013	100	$ 5,000	$915,498	$(683,955)	$ 236,543
Capital Addition			39,098		39,098
Capital Distributions				(340,522)	(340,522)
Net Income				83,699	83,699
Balance, December 31, 2014	100	$ 5,000	$954,596	$(940,778)	$ 18,818

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net Income from Operations	$ 83,699
Depreciation	4,449
Accounts Receivable	16,904
Prepaid Expense	(3,239)
Accounts Payable	(1,565)
Credit Card Payable	(9,647)
Accrued Pension	120,000
Net Cash Used by Operating Activities	210,601
Cash Flows from Investing Activities:	
Fixed asset purchases	(1,416)
Cash Flows from Financing Activities:	
Capital Addition	39,098
Capital Distribution	(340,522)
Net Cash Used by Financing Activities	(301,424)
Decrease in Cash	(92,239)
Cash: As of December 31, 2013	194,473
Cash: As of December 31, 2014	$ 102,234

Supplemental Data:

Cash paid for interest	$ 0
Cash paid for state taxes	$ 0

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

New Century Capital Partners, Inc. (the "Company") was formed on October 20, 2004 as a California limited liability company ("LLC"). On January 5, 2009 the Company was approved by the State of California to be an S Corporation. On September 9, 2008 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (k)(2)(i). The Company provides investment banking services including mergers and acquisitions advisory, corporate finance services and capital raising advisory, including private placements.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer including:
Private Placements of Securities

Property and equipment are being depreciated using the straight line method over 5 years useful life.

The Company maintains its books on the accrual basis of accounting and files its tax return on the cash basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Note 2 – Significant Accounting Policies (continued)

Income Taxes -- The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United State of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$102,234	-	-	$102,234

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $69,197 which was $59,580 in excess of its required net capital requirement of $9,617. The Company's percentage of aggregate indebtedness to net capital was 208.47%.

Note 5 – Provision for Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The shareholder is taxed individually on his share of the Company's earnings.

The State of California requires corporations to pay a minimum $800 tax or 1.50% tax on net profit.

Note 6 – Commitments

The Company entered into a new lease after year-end with base monthly rent of $1,900 effective March 1, 2015.

2015 Rent Commitment	$24,600

Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

New Century Capital Partners, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2014

Computation of Net Capital

Shareholder's Equity	$ 18,818
Addback Discretionary Liability – Accrued Pension	111,216
Non Allowable Assets - page 12	(60,837)
Net Capital	$ 69,197

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 9,617
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 9,617
Excess Capital	$ 59,580
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 54,772

Computation of Aggregate Indebtedness

Total liabilities	$ 144,253
Percentage of aggregate indebtedness to net capital	208.47%

Reconciliation

The following is reconciliation at December 31, 2014 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 95,496
Adjustments	(26,299)
Audited net capital computation	$ 69,197

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Non-Allowable Assets
December 31, 2014

Non- Allowable Assets

Accounts receivable	$ 38,096
Prepaid expenses	13,291
Equipment	6,850
Security deposit	2,600
	$ 60,837

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

New Century Capital Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

updates

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*********1237*******************ALL FOR AADC 900
067873 FINRA DEC
NEW CENTURY CAPITAL PARTNERS INC
1510 11TH ST STE 207
SANTA MONICA CA 90401-2906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ken George (603) 380-5435

2. A. General Assessment (item 2e from page 2) $ 4,275

B. Less payment made with SIPC-6 filed (exclude interest) (2,368)
7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,907

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,907

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,907

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ______________________________
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20 ____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,986,970

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Advisory services to MedTrak, see attached agreement 4,277,100

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 4,277,100

2d. SIPC Net Operating Revenues $ 1,709,870

2e. General Assessment @ .0025 $ 4,275

(to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by New Century Capital Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Century Capital Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. New Century Capital Partners, Inc.'s management is responsible for New Century Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

New Century Capital Partners, LLC
1510 11th Street, Suite 207
Santa Monica, CA 90401

Exemption Request Form

1/2/2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

New Century Capital Partners met the Section 240.15c3-3(k)(2)(i) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Mark Salter
CEO
New Century Capital Partners, Inc.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) New Century Capital Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Century Capital Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) New Century Capital Partners, Inc. stated that New Century Capital Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. New Century Capital Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Century Capital Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015